

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 13, 2013

<u>Via E-mail</u>
Mr. Scott Betts
President and Chief Executive Officer
Global Cash Access Holdings, Inc.
3525 East Post Road, Suite 120
Las Vegas, Nevada 89120

Re: Global Cash Access Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 12, 2012
File No. 001-32622

Dear Mr. Betts:

        We completed our review of your filings on January 7, 2013. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                                Sincerely,

                                                /s/ Todd K. Schiffman

                                                Todd K. Schiffman
                                                Assistant Director